UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM U-3A-2

        STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2
                           FROM THE PROVISIONS OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      TO BE FILED ANNUALLY PRIOR TO MARCH 1

                       MIDAMERICAN ENERGY HOLDINGS COMPANY

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof.

     A. MidAmerican Energy Holdings Company - Organized as a holding company. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

          The  following   companies  are  subsidiaries  of  MidAmerican  Energy
          Holdings Company as defined by Section 2(a):

          MidAmerican Funding, LLC - Organized as a holding company for acquisition financing purposes. Organized in Iowa. Headquartered in Des Moines, Iowa.

          MHC Inc. - Organized as a holding company. Incorporated in Iowa. Headquartered in Des Moines, Iowa.


     B.   Utility Subsidiaries

          MidAmerican Energy Company (100% owned) - Organized as a public utility to generate, transmit, distribute and market electric energy and to distribute and market natural gas. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

          i. Less than 100% but greater than 10% owned by MidAmerican Energy Company.

               CBEC Railway Inc. - Organized to own and operate rail  facilities for the transportation of coal. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

     C.   Nonregulated Business Subsidiaries

          i. MidAmerican Capital Company (100% owned) - Organized as a holding company for nonregulated business subsidiaries. Incorporated in Delaware. Headquartered in Des Moines, Iowa.

               a.   100% Owned by MidAmerican Capital Company

               Cimmred Leasing  Company - Organized to invest in, develop and/or manage financial business ventures. Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.

               InterCoast  Capital  Company - Organized  to invest in and manage securities. Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.

               InterCoast  Global   Management,   Inc.  -  Organized  to  manage
                    securities    investments.    Incorporated    in   Delaware.
                    Headquartered in Des Moines, Iowa.

               InterCoast  Power  Company -  Organized  to  manage  nonregulated
                    electric  energy  investments.   Incorporated  in  Delaware.
                    Headquartered in Des Moines, Iowa.

               IWG  Co. 8 -  Organized  to  invest  in  nonregulated  hydropower
                    projects   or   companies.    Incorporated    in   Delaware.
                    Headquartered in Des Moines, Iowa.

               MHC Investment Company - Organized to invest in, develop and/or manage investments and financial business ventures. Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.

               MWR Capital Inc. - Organized to invest in, develop and/or manage financial business ventures. Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.

               TTP, Inc. of South Dakota - Organized  to invest in,  develop and manage a cogeneration partnership. Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.

               b. Less than 100% but greater than 10% owned by MidAmerican Capital Company

                    Edge Technologies,  Inc. - A joint venture organized in Iowa to generate capital for the development and commercialization of inventions. Incorporated in Iowa. Headquartered in Ames, Iowa.

                    Micro-Generation  Technology Fund, LLC - Organized to invest in entrepreneurial ventures offering products and services relating to micro-generation of electric power. Organized in Delaware. Headquartered in Center Harbor, New Hampshire.

                    Tenaska III Texas Partners - Organized to construct, own and operate a cogeneration plant located near Paris, Texas. Partnership organized in Texas. Headquartered in Omaha, Nebraska.

                    Utech Venture Capital  Corporation  - Organized to invest in
                         venture    capital.     Incorporated    in    Delaware.
                         Headquartered in Wilmington, Delaware.

          ii.  Midwest Capital Group, Inc. (100% owned) - Organized as a holding
               company  for  nonregulated  business  development   subsidiaries.
               Incorporated in Iowa. Headquartered in Des Moines, Iowa.

               a.   100% Owned by Midwest Capital Group, Inc.

               Dakota Dunes  Development  Company  -  Organized  to  invest  in, develop and/or manage real estate business ventures. Incorporated in Iowa. Headquartered in Dakota Dunes, South Dakota.

               Two Rivers Inc. - Organized to own and operate a golf course facility. Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.

          iii. MidAmerican  Services Company (100% owned) - Organized to provide
               complementary    energy    services.    Incorporated   in   Iowa.
               Headquartered in Des Moines, Iowa.

          iv. MEC Construction Services Co. (100% owned) - Organized to provide nonregulated utility construction services. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

          v. HomeServices of America, Inc. (100% owned) - Organized as a holding company for nonregulated real estate brokerage operations. Incorporated in Delaware. Headquartered in Edina, Minnesota.

          a.   100% owned by HomeServices of America, Inc.

               Capitol  Intermediary  Company  -  Organized  to  invest  in real estate. Incorporated in Nebraska. Headquartered in Lincoln, Nebraska.

               Capitol Land Exchange, Inc. - Organized to invest in real estate.
                    Incorporated   in   Nebraska.   Headquartered   in  Lincoln,
                    Nebraska.

               Capitol  Title  Company  -  Organized  to sell  title  insurance.
                    Incorporated   in   Nebraska.   Headquartered   in  Lincoln,
                    Nebraska.

               CBSHome Real Estate  Company - Organized  to provide  residential real estate brokerage services. Incorporated in Nebraska. Headquartered in Omaha, Nebraska.

               Champion Realty,  Inc. - Organized  to provide  residential  real
                    estate   brokerage   services.   Incorporated  in  Maryland.
                    Headquartered in Annapolis, Maryland.

               Chancellor  Mortgage  Services,   Inc.  -  Organized  to  provide
                    residential mortgage brokerage services. Incorporated in Maryland. Headquartered in Annapolis, Maryland.

               Chancellor  Title  Services,  Inc. - Organized  to provide  title search, abstracting real estate escrow and closing services. Incorporated in Maryland. Headquartered in Annapolis, Maryland.

               Edina Corporate Services,  Inc.  -  Organized  as a  third  party relocation company to provide services to companies that relocate employees. Incorporated in Minnesota. Headquartered in Edina, Minnesota.

               Edina Realty Financial  Services,  Inc. - Organized  as a holding company for the Edina Realty subsidiaries. Incorporated in Minnesota. Headquartered in Edina, Minnesota.

               Edina Realty Franchise  Associates,  Inc. - Organized  to provide residential real estate brokerage services. Incorporated in Minnesota. Headquartered in Edina, Minnesota.

               Edina Realty HomeServices,   Inc.   -   Organized   to   provide
                    residential real estate brokerage services. Incorporated in Minnesota. Headquartered in Edina, Minnesota.

               Edina Realty, Inc. - Organized to provide residential real estate brokerage services. Incorporated in Minnesota. Headquartered in Edina, Minnesota.

               Edina Realty Insurance  Agency,   Inc.  -  Organized  to  provide
                    property and casualty insurance agency services. Incorporated in Minnesota. Headquartered in Edina, Minnesota.

               Edina Realty Title,  Inc. - Organized  to provide  title  search, abstracting, real estate escrow, and closing services. Incorporated in Minnesota. Headquartered in Edina, Minnesota.

               The Escrow Firm,  Inc. - Organized to provide closing and escrow services. Organized in California. Headquartered in San Diego, California.

               First Realty, Ltd. - Organized to provide residential real estate brokerage services. Incorporated in Iowa. Headquartered in West Des Moines, Iowa.

               For Rent,  Inc.  -  Organized  to  lease  residential  property.
                    Incorporated in Arizona. Headquartered in Tucson, Arizona.

               HMSV Financial  Services,  Inc. - Organized  to provide  mortgage brokerage services. Incorporated in Delaware. Headquartered in Edina, Minnesota.

               HMSV Technologies,  Inc. - Organized to provide  residential real
                    estate   brokerage   services.   Incorporated  in  Delaware.
                    Headquartered in Edina, Minnesota.

               HomeServices  of   California,   Inc.  -  Organized   to  provide
                    residential real estate brokerage services. Incorporated in Delaware. Headquartered in Edina, Minnesota.

               IMO Co.,  Inc. - Organized  to provide  residential  real estate brokerage services. Incorporated in Missouri. Headquartered in Springfield, Missouri.

               InsuranceSouth  LLC -  Organized  to provide  property  insurance
                    services.   Incorporated   in  Alabama.   Headquartered   in
                    Birmingham, Alabama.

               Iowa Realty Co.,  Inc. - Organized  to provide  residential  real
                    estate   brokerage    services.    Incorporated   in   Iowa.
                    Headquartered in West Des Moines, Iowa.

               Iowa Realty Insurance Agency, Inc. - Organized to establish third party contracts with insurance companies to provide property insurance to residential real estate customers. Incorporated in Iowa. Headquartered in West Des Moines, Iowa.

               Iowa Title Company - Organized to provide land title  abstracting services. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

               J.D. Reece  Mortgage  Company -  Organized  to  provide  mortgage brokerage services. Incorporated in Kansas. Headquartered in Kansas City, Kansas.

               JRHBW Realty, Inc.  -  Organized  to provide  mortgage  brokerage
                    services.   Incorporated   in  Alabama.   Headquartered   in
                    Birmingham, Alabama.

               Jenny Pruitt  &  Associates,   Inc.   -   Organized   to  provide
                    residential real estate brokerage services. Incorporated in Georgia. Headquartered in Atlanta, Georgia.

               Kansas City  Title,  Inc.  -  Organized  to  provide  title  and abstracting services. Organized in Missouri. Headquartered in Overland Park, Kansas.

               Kentucky Residential Referral Service, LLC - Organized to provide residential real estate brokerage services. Organized in Kentucky as a limited liability company. Headquartered in Louisville, Kentucky.

               MidAmerican Commercial Real Estate Services,  Inc. - Organized to
                    provide commercial real estate brokerage services. Incorporated in Kansas. Headquartered in Overland Park, Kansas.

               Midland Escrow Services,  Inc. - Organized to provide real estate and mortgage closing and escrow services. Incorporated in Iowa. Headquartered in West Des Moines, Iowa.

               MortgageSouth,  LLC - Organized to provide  residential  mortgage brokerage services. Organized in Alabama. Headquartered in Birmingham, Alabama.

               MRST,Inc. - Organized to provide title search,  abstracting  real
                    estate  escrow  and  closing   services.   Incorporated   in
                    Kentucky. Headquartered in Louisville, Kentucky.

               Nebraska Land Title and  Abstract  Company - Organized to provide title and abstracting services. Incorporated in Nebraska. Headquartered in Omaha, Nebraska.

               Paul Semonin  Company -  Organized  to provide  residential  real
                    estate   brokerage   services.   Incorporated  in  Kentucky.
                    Headquartered in Louisville, Kentucky.

               Pickford Escrow Company - Organized to provide closing and escrow services. Organized in California. Headquartered in San Diego, California.

               Pickford Golden State  Member,  LLC - Organized to invest in real estate. Organized in California. Headquartered in San Diego, California.

               Pickford  Holdings,   LLC  -  Organized  as  a  holding  company.
                    Organized  in  California.   Headquartered   in  San  Diego,
                    California.

               Plaza Financial Services,  LLC - Organized  as a holding  company for a mortgage brokerage subsidiary. Organized in Kansas. Headquartered in Prairie Village, Kansas.

               Plaza Mortgage Services,  LLC - Organized to provide  residential
                    mortgage   brokerage   services.    Organized   in   Kansas.
                    Headquartered in Prairie Village, Kansas.

               Professional Referral Organization,  Inc. - Organized to generate real estate sales through referrals from retired agents. Incorporated in Maryland. Headquartered in Annapolis, Maryland.

               Reece & Nichols   Alliance,   Inc.   -   Organized   to   provide
                    complementary residential real estate brokerage services. Incorporated in Kansas. Headquartered in Kansas City, Kansas.

               Reece & Nichols Realtors Inc. - Organized to provide  residential real estate brokerage services. Incorporated in Kansas. Headquartered in Kansas City, Kansas.

               The Referral  Company - Organized to generate  real estate sales through referrals from retired salespersons of Iowa Realty Co., Inc. Incorporated in Iowa. Headquartered in West Des Moines, Iowa.

               RHL Referral  Company,  LLC - Organized to generate  real estate sales through referrals from retired agents. Organized in Arizona. Headquartered in Tucson, Arizona.

               Roy H. Long  Realty  Company,   Inc.  -  Organized  to  provide
                    residential real estate brokerage services. Incorporated in Arizona. Headquartered in Tucson, Arizona.

               Select Relocation  Services,  Inc. - Organized  to provide  real
                    estate  relocation   services.   Incorporated  in  Nebraska.
                    Headquartered in Omaha, Nebraska.

               Semonin Mortgage Services,  Inc. - Organized as a holding company for an interest in a mortgage brokerage business. Incorporated in Kentucky. Headquartered in Louisville, Kentucky.

               Southwest Relocation, LLC - Organized to provide residential real estate brokerage services. Organized in Arizona as a limited liability company. Headquartered in Tucson, Arizona.

               TitleSouth, LLC - Organized to provide title insurance  services.
                    Organized in Alabama. Headquartered in Birmingham, Alabama.

               Trinity Mortgage  Partners,  Inc. - Organized to provide mortgage brokerage services. Incorporated in Georgia. Headquartered in Atlanta, Georgia.

               United  Settlement  Services,  LC -  Organized  to provide  title services. Organized in Iowa as a limited liability company. Headquartered in Des Moines, Iowa.

               Woods Bros. Insurance,  Inc. -  Organized  to  provide  insurance
                    services.   Incorporated  in  Nebraska.   Headquartered   in
                    Lincoln, Nebraska.

               Woods Bros.  Real Estate  Group,  Inc.  -  Organized  to  provide residential real estate brokerage services. Incorporated in Nebraska. Headquartered in Lincoln, Nebraska

               Woods Bros. Realty, Inc. - Organized to provide  residential real
                    estate   brokerage   services.   Incorporated  in  Nebraska.
                    Headquartered in Lincoln, Nebraska.

               Woods Lots,  Inc.  -  Organized   to  invest  in  real   estate.
                    Incorporated   in   Nebraska.   Headquartered   in  Lincoln,
                    Nebraska.

          b. Less than 100% but greater than 10% owned by HomeServices of America, Inc.

               California Title Co. - Organized to provide land title  searches.
                    Incorporated in California. Headquartered in Santa Ana, California.

               Community  Mortgage  Company  -  Organized  to  provide  mortgage brokerage services. Incorporated in Minnesota. Headquartered in Lincoln, Nebraska.

               HomeServices  Lending,   LLC  -  Organized  to  provide  mortgage
                    brokerage services. Organized in Delaware as a limited liability company. Headquartered in Edina, Minnesota.

               Info Now, LLC - Organized to provide title  insurance.  Organized in Minnesota. Headquartered in Edina, Minnesota.

               Iowa Title Linn  County  LLC -  Organized  to provide  land title abstracting services. Organized in Iowa. Headquartered in West Des Moines, Iowa.

               Iowa Title  Linn  County  II, LLC -  Organized  to provide  title services. Organized in Iowa as a limited liability company. Headquartered in Des Moines, Iowa.

               Jenny Pruitt Insurance  Services,  LLC  -  Organized  to  provide residential real estate brokerage services. Organized in Georgia as a limited liability company. Headquartered in Atlanta, Georgia.

               Lincoln  Federal  JV,  LLC -  Organized  to  provide  residential
                    mortgage   brokerage   services.   Organized   in  Nebraska.
                    Headquartered in Lincoln, Nebraska.

               LinkHelp,  LLC - Organized to provide  complementary  residential real estate brokerage services. Organized in Nebraska. Headquartered in Lincoln, Nebraska.

               Long Title Agency,  LLC - Organized to provide  title  insurance.
                    Incorporated in Arizona. Headquartered in Tucson, Arizona.

               Meridian  Title  Services,  LLC  -  Organized  to  provide  title services. Organized in Georgia as a limited liability company. Headquartered in Atlanta, Georgia.

               Pickford North County, LP - Organized to provide residential real
                    estate   brokerage   services.   Organized  in   California.
                    Headquartered in San Diego, California.

               Pickford Real  Estate,  Inc. - Organized  to provide  residential real estate brokerage services. Incorporated in California. Headquartered in San Diego, California.

               Pickford Realty  Ltd. -  Organized  to provide  residential  real
                    estate  brokerage  services.   Incorporated  in  California.
                    Headquartered in San Diego, California.

               Pickford  Services  Company -  Organized  to  provide  escrow and closing services. Incorporated in California. Headquartered in San Diego, California.

               Property I.D. Golden State, LLC - Organized to create real estate disclosure reports. Incorporated in California. Headquarters in San Diego, California.

               Real Estate  Links,  LLC - Organized to provide  title  services.
                    Organized in Illinois as a limited liability company. Headquartered in Moline, Illinois.

               Trinity  Mortgage  Affiliates  -  Organized  to provide  mortgage brokerage services. Incorporate in Georgia. Headquartered in Atlanta, Georgia.

          vi.  CE  Electric UK Funding  Company  (100%  owned) - Organized  as a
               holding  and  investment   company.   Incorporated   in  England.
               Headquartered in Newcastle, United Kingdom.

               a. 100% directly or indirectly owned by CE Electric UK Funding Company and affiliates - (unless otherwise indicated, all of the following were headquartered in Newcastle, United Kingdom).

                    CalEnergy  Gas  (Holdings)  Limited  - Gas  exploration  and ownership of gas. Incorporated in England.

                    CalEnergy  Gas  (Polska)  Sp.  z.o.o.  -  Organized  for the
                         exploration, production and refining of reserves of natural gas and other hydrocarbons within the territory of Poland and abroad. Incorporated in Poland. Headquartered in Warsaw, Poland.

                    CalEnergy Power (Polska) SP. z.o.o. - Organized to invest in power generation, development and to perform power generation activities; and invest in electrical infrastructure, development, construction and maintain electrical infrastructure; and to invest in or develop other activities relating to power generation and electrical infrastructure in Poland. Incorporated in Poland. Headquartered in Warsaw, Poland.

                    CE Electric  (Ireland)  Ltd. -  Organized  to be a holding company. Incorporated in the Republic of Ireland.

                    CE Electric UK Holdings - Organized as a holding  company.
                         Incorporated in England.

                    CE Electric  UK Ltd.  -  Organized  as a holding  company.
                         Incorporated in England.

                    CE UK Gas  Holdings  Limited  -  Holding  company  for gas exploration companies. Incorporated in England.

                    Integrated Utility  Services  Limited - Organized to provide
                         engineering   contracting  services.   Incorporated  in
                         England.

                    Northern   Electric   plc  -  A  public   limited   company.
                         Incorporated in England.

                    Northern  Electric  Distribution  Limited  -  Management  of
                         distribution network. Incorporated in England.

                    Northern  Electric  Finance  plc -  Organized  as a  finance company. Incorporated in England.

                    Northern  Electric & Gas Limited - A holding  company  which directly  owns  100%  of  the  following  subsidiaries:
                         Northern   Tracing  &  Collection   Services   Limited,
                         Northern Electric Retail Limited, Northern Metering Services Limited, Northern InfoCom Limited. Incorporated in England.

                    Northern  Electric  GenCo  Limited - Organized  as a holding company. Incorporated in England.

                    Northern Electric  Generation (TPL) Limited - Organized as a
                         holding company. Incorporated in England.

                    Northern Electric  Generation  (Peaking)  Limited - Standard
                         commercial company. Incorporated in England.

                    Northern Electric  Insurance Services Limited - Organized to
                         provide insurance services. Incorporated in the Isle of Man.

                    Northern Electric  (Overseas  Holdings)  Limited  - General
                         Merchants. Incorporated in England.

                    Northern Electric  Properties  Limited  -  Organized  as  a
                         property management company. Incorporated in England.

                    Northern Electric  Retail  Limited - Retailing of electrical and gas appliances. Incorporated in England.

                    Northern Electric  Supply  Limited  -  Organized  to retail electricity and gas. Incorporated in England.

                    Northern Electric  Training  Limited - Organized to provide training services. Incorporated in England.

                    Northern Infocom  Limited -  Standard  commercial  company.
                         Incorporated in England.

                    Northern  Metering   Services   Limited  -  Meter  operator.
                         Incorporated in England.

                    Northern Transport   Finance  Limited  -  Organized  as  an
                         investment company. Incorporated in England.

                    Stamfordham Road  Developments  Ltd. - Organized to acquire, purchase, exchange land at Stamfordham Road, Newcastle Upon Tyne. Incorporated in England.

          b. Less than 100% but greater than 10% owned by CE Electric UK Funding Company - (unless otherwise indicated, the following are headquartered in Newcastle, United Kingdom).

               CalEnergy Gas Limited - Gas  exploration  and  ownership  of gas.
                    Incorporated in England.

               CalEnergy Gas (Australia) Limited - Gas exploration and ownership of gas. Incorporated in England.

               CalEnergy Gas  (Pipelines)  Limited -  Organized  to explore  and prospect for, manufacture, produce, buy, sell, dispose of and deal in gas and to use all such land, buildings and other works, machinery, plant and pipes. Incorporated in England. Headquartered in London, England.

               CalEnergy  Resources  Limited - Organized  as a holding  company.
                    Incorporated in England.

               Integrated  Utility  Services  Limited  -  Organized  to  provide engineering contracting services. Incorporated in Ireland.

               Kings Road Developments   Limited  -  Organized  to  acquire  and
                    develop land, houses and buildings at Kings road, Wallsend. Incorporated in England.

               Selectusonline - Organized  to provide and procure  services  and products. Incorporated in England.

               Teesside Power  Limited - General and supply  products  connected with energy. Incorporated in England. Headquartered in Teesside, United Kingdom.

               Vehicle Lease and Service Limited - Standard  commercial company.
                    Incorporated in England.

               Yorkshire Cayman Holdings  Limited - A private company limited by shares incorporated in Cayman Islands. Headquartered in Cayman Islands.

               Yorkshire  Electricity   Distribution  plc  -  A  public  limited
                    company; management of distribution network; incorporated in England.

               Yorkshire  Electric  Distribution  Services  Limited  - A private company limited by shares incorporated in England.

               Yorkshire  Electricity  Group  plc  - A  public  limited  company incorporated in England.

               Yorkshire Holdings plc - A public limited company incorporated in
                    England.

               Yorkshire Power Finance  Limited - A private  company  limited by shares incorporated in Cayman Islands. Headquartered in Cayman Islands.

               Yorkshire Power Finance 2 Limited - A private  company limited by shares incorporated in Cayman Islands. Headquartered in Cayman Islands.

               Yorkshire  Power  Group  Limited  -  A  private  limited  company incorporated in England.

              YPGHoldings  LLC - A limited  liability  company  incorporated  in
                 Delaware. Headquartered in Delaware.

          vii. CE Generation, LLC - (50% owned) - Organized as a holding company. Headquartered in Omaha, Nebraska.

               a. 100% directly or indirectly owned by CE Generation, LLC (all of the following are headquartered in Omaha, Nebraska)

                    CalEnergy  Operating  Corporation  - Provides  operating and maintenance services for Imperial Valley Facilities; General Partner and 40% owner of Leathers, Del Ranch, & Elmore limited partnerships. Incorporated in Delaware.

                    California Energy Development Corporation - Managing general partner and 50% owner of Yuma Cogeneration Associates. Incorporated in Delaware.

                    California Energy Yuma  Corporation - Organized as a holding company. Holds a 50% interest in Yuma Cogeneration Associates, a general partnership. Incorporated in Utah.

                    CE Salton Sea Inc.  -  Organized  as a  holding  company.
                         Incorporated in Delaware.

                    CE Texas Energy LLC - Owns CE Texas Gas LP.  Organized in
                         Delaware.

                    CE Texas  Gas  LP - Owns  contract  rights.  Organized  in
                         Delaware.

                    CE Texas  Fuel,  LLC -  Organized  as a  holding  company.
                         Organized in Delaware.

                    CE Texas Pipeline,  LLC - Organized as a holding  company.
                         Organized in Delaware.

                    CE Texas  Power,  LLC -  Organized  as a holding  company.
                         Organized in Delaware.

                    CE Texas Resources,  LLC - Organized as a holding company.
                         Organized in Delaware.

                    CE Turbo LLC - Owns Imperial Valley  turbo-expander  power project. Organized in Delaware.

                    Conejo Energy   Company  -  Holding   company   owning  50%
                         partnership interest - 40% General Partner & 10% limited partner in Del Ranch, L. P. Incorporated in California.

                    Del Ranch,  L. P. - Owns Del Ranch  (Hoch)  project  in the
                         Salton Sea. Organized in California.

                    Desert Valley  Company  -  Operates  monofill  for  Imperial
                         Valley operations. Incorporated in California.

                    Elmore, L.P.  - Owns  Elmore  project  in the  Salton  Sea.
                         Organized in California.

                    Falcon Power  Operating  Company  -  Organized  to  provide operation and maintenance services for cogeneration facilities. Incorporated in Texas.

                    Falcon Seaboard  Oil Company - Holds 100%  interest in Power
                         Resources, Ltd. Incorporated in Texas.

                    Falcon Seaboard  Pipeline  Corporation - Holds 100% interest in Big Springs Pipeline Company. Incorporated in Texas.

                    Falcon Seaboard  Power  Corporation - Holds 100% interest in
                         SECI Holdings, Inc., Falcon Power Operating Company and NorCon Holdings, Inc. Incorporated in Texas.

                    Fish Lake Power LLC - Owns a 1%  interest in Salton Sea Unit
                         IV. Organized in Delaware.

                    FSRI Holdings,  Inc.  -  Organized  as  a  holding  company.
                         Incorporated in Texas.

                    Imperial Magma LLC - Owns resource  rights and real property in the Imperial Valley. Organized in Delaware.

                    Leathers,  L.P. - Owns  Leathers  project in the Salton Sea.
                         Organized in California.

                    MagmaLand  Company  I - Holds  mineral  interests  and brine rights for Salton Sea Projects. Incorporated in Nevada.

                    Magma Power Company - Organized as a holding  company.  Owns several operating subsidiaries. Incorporated in Nevada.

                    Niguel  Energy   Company  -  Holding   company   owning  50%
                         partnership interest (40% General Partner & 10% Limited Partner) in Elmore, L. P. Incorporated in California.

                    Power Resources, Ltd.  -  Organized  to own  and  operate  a gas-fired cogeneration facility. Organized in Texas.

                    Salton Sea  Brine  Processing  L.  P.  -  Owns  99%  limited partnership interest in Salton Sea Power Generation, L.P. Organized in California.

                    Salton  Sea  Funding  Corporation  -  Organized  to  provide financing for Salton Sea Projects. Incorporated in Delaware.

                    Salton Sea Power  Company - Organized as a holding  company.
                         1% General Partner Interest, Salton Sea Power Generation, L. P. & Salton Sea Brine Processing, L. P. Incorporated in Nevada.

                    Salton Sea Power  Generation  L. P. - Owns  Units 1, 2 & 3 &
                         part of Unit 4 at Salton Sea. Organized in California.

                    Salton Sea Power L.L.C.  - Owns Salton Sea Unit 5. Organized
                         in Delaware.

                    Salton Sea Royalty  LLC - Owns  rights to royalty  payments.
                         Organized in Delaware.

                    San Felipe  Energy  Company - Holding  company  owning  50%
                         partnership interest (40% General Partner & 10% Limited Partner) in Leathers, L. P. Incorporated in California.

                    Saranac Energy Company,  Inc. - Organized to own an interest in the project company for the Saranac cogeneration facility in Plattsburgh, NY. Incorporated in Delaware.

                    SECI Holdings,  Inc. - Holding  company for  Saranac  Energy
                         Company. Incorporated in Delaware.

                    VPC Geothermal LLC - Owns 50% of Vulcan/BN Geothermal Power
                         Company. Organized in Delaware.

                    Vulcan Power Company - Organized as a holding company.  Owns
                         50% of Vulcan/BN Geothermal Power Company. Incorporated in Nevada.

                    Vulcan/BN Geothermal Power Company - Owner of Vulcan Project
                         in the Imperial Valley. Organized in Nevada.

                    Yuma Cogeneration   Associates   -   Owner   of   the   Yuma
                         cogeneration natural gas-fired project in Arizona. Organized in Arizona.

          b.   Less than 100% but greater than 10% owned by CE Generation, LLC

               North Country Gas Pipeline Corporation  - Organized to construct, own and operate a gas pipeline to primarily transport fuel to Saranac. Incorporated in New York. Headquartered in Omaha, Nebraska.

               Saranac Power Partners,  L. P. - Organized to construct,  own and operate a natural gas-fired cogeneration facility in Plattsburgh, NY and to own North County Gas Pipeline Corporation. Organized in Delaware. Headquartered in Omaha, Nebraska.

          viii.  Other MidAmerican Energy Holdings Company Related Entities:

               a. 100% directly or indirectly owned by MidAmerican Energy Holdings Company (unless otherwise indicated, all of the following are headquartered in Omaha, Nebraska).

                    American Pacific Finance Company - Organized to be a captive finance company. Incorporated in Delaware.

                    CalEnergy Capital Trust II - Organized to provide financing.
                         Organized in Delaware.

                    CalEnergy Capital   Trust  III  -  Organized   to  provide
                         financing. Organized in Delaware.

                    CalEnergy Company  Inc. - Organized  to develop  projects in the United States. Incorporated in Delaware.

                    CalEnergy Generation Operating Company - Organized to manage and operate power projects in the United States. Incorporated in Delaware.

                    CalEnergy Holdings,  Inc. - Organized as a holding  company.
                         Incorporated in Delaware.

                    CalEnergy International,  Inc. -  Development  company  for project interests located outside the United States. Incorporated in Delaware.

                    CalEnergy International Ltd. - Organized to develop projects outside the United States. Organized in Bermuda.

                    CalEnergy International  Services,  Inc. - Employs personnel working on CalEnergy's projects outside the United States. Incorporated in Delaware.

                    CalEnergy Investments  C.V.  -  Organized  as  a  financing entity. Organized in the Netherlands.

                    CalEnergy Minerals,  LLC - Organized to own Salton Sea zinc recovery project. Organized in Delaware.

                    CalEnergy Minerals  Development  LLC  -  Owns  interest  in minerals projects. Organized in Delaware.

                    CalEnergy Pacific  Holdings  Corp. - Holding  company  which
                         owns  shares  of  CE   International   (Bermuda)   Ltd.
                         Incorporated in Delaware.

                    CalEnergy U.K.  Inc.  - Owner of shares  of CE  Electric  UK
                         Funding Company. Incorporated in Delaware.

                    CE Casecnan Water and Energy Company,  Inc. - Organized to
                         develop and operate a hydroelectric power plant in Luzon, Philippines. Incorporated in Philippines.

                    CE Casecnan Ltd. - Holding  company which owns interest in
                         CE Casecnan Water & Energy Company, Inc. Organized in Bermuda.

                    CE Cebu Geothermal  Power Company,  Inc. - Project company for the Upper Mahiao project, on the island of Leyte, Philippines. Incorporated in Philippines.

                    CE (Bermuda)  Financing Ltd. - Organized to finance energy projects directly or through subsidiaries. Organized in Bermuda.

                    CE Electric,  Inc.  - Owner of  shares of CE  Electric  UK
                         Holdings. Incorporated in Delaware.

                    CE Electric (NY),  Inc. - Organized as a holding  company.
                         Incorporated in Delaware.

                    CE Exploration  Company  -  Exploration   subsidiary  with
                         leaseholds   in  Oregon,   Washington,   and   Northern
                         California. Incorporated in Delaware.

                    CE Geothermal,  Inc.  -  Owns  Western  States  Geothermal
                         Company   and   Intermountain    Geothermal    Company.
                         Incorporated in Delaware.

                    CE Geothermal  LLC - Organized  to invest in  nonregulated generation facilities. Organized in Delaware.

                    CE Insurance  Services  Limited -  Organized  as a captive insurance company. Organized in the Isle of Man.

                    CE International  (Bermuda)  Ltd - Holding  company  which owns interests in geothermal power generation project companies. Incorporated in Bermuda.

                    CE International  Investments,  Inc. - Holding company for projects outside the United States. Incorporated in Delaware.

                    CE Mahanagdong  Ltd.  -  Organized  as a holding  company.
                         Incorporated in Bermuda.

                    CE Mahanagdong  II,  Inc.  - Holds  interest  in CE  Luzon
                         Geothermal   Power   Company,    Inc.    Organized   in
                         Philippines.

                    CE Obsidian Energy  LLC -  Organized  to  develop,  own  and operate a geothermal power plant in the Salton Sea. Organized in Delaware.

                    CE Philippines  Ltd.  -  Organized  as a holding  company.
                         Incorporated in Bermuda.

                    CE Philippines  II,  Inc.  -  Holds  interest  in CE  Cebu
                         Geothermal Power Company Inc. Organized in Philippines.

                    CE Power, Inc. - Owner of shares of CE Electric UK Funding
                         Company. Incorporated in Delaware.

                    CE Power  LLC  -  Organized  to  invest  in   nonregulated
                         generation facilities. Organized in Delaware.

                    CE Resources  LLC -  Organized  to invest in  nonregulated generation facilities. Organized in Delaware.

                    Cordova Energy Company, LLC - Organized to own and operate a gas fired cogeneration facility. Organized in Delaware. Headquartered in Des Moines, Iowa.

                    Cordova Funding Corporation - Organized to provide financing for an independent power project. Incorporated in Delaware. Headquartered in Des Moines, Iowa.

                    Fox Energy   Company   LLC  -   Organized   to   invest  in
                         nonregulated generation facilities. Incorporated in Delaware. Headquartered in Des Moines, Iowa.

                    Intermountain  Geothermal Company - Owner of 70% interest in the Roosevelt Hot Springs geothermal field in Utah. Incorporated in Delaware.

                    Kern River Funding  Corporation - Issue senior secured notes and loan proceeds. Incorporated in Delaware.

                    Kern River Gas  Transmission  Company - Natural gas pipeline transmission company. Organized in Texas.

                    KR Acquisition  1,  LLC - Holds a 5%  general  partnership
                         interest  in  Kern  River  Gas  Transmission   Company.
                         Incorporated in Delaware.

                    KR Acquisition  2, LLC - Holds a 50%  general  partnership
                         interest  in  Kern  River  Gas  Transmission   Company.
                         Incorporated in Delaware.

                    KR Holding,   LLC  -  Organied   as  a  holding   company.
                         Incorporated in Delaware.

                    Magma Netherlands  B.V.   -  Holds   interest   in   Visayas
                         Geothermal Power Company. Incorporated in Netherlands.

                    MEHC Investment,  Inc.  - Holds an  investment  in  Williams
                         Companies   preferred  stock.   Incorporated  in  South
                         Dakota.

                    MidAmerican  Capital   Trust  I  -  Organized   to  provide
                         financing. Organized in Delaware.

                    MidAmerican Capital   Trust  II  -  Organized  to  provide
                         financing. Organized in Delaware.

                    MidAmerican Capital  Trust  III  -  Organized  to  provide financing. Organized in Delaware.

                    MidAmerican Energy  Machining  Services,  LLC  Manufactures
                         natural gas meter related products. Incorporated in Delaware.

                    MidAmerican Transmission,   LLC  -  Holds   investment  in
                         TRANSLink. Incorporated in Delaware.

                    NNGC Acquisition,  LLC -  Organized  as a  holding  company.
                         Incorporated in Delaware.

                    Northern Natural  Gas  Company  -  Operates  an  interstate pipeline. Incorporated in Delaware.

                    Ormoc Cebu LTD - Organized as a holding  company.  Organized in Bermuda.

                    Quad Cities   Energy   Company  -  Organized  to  invest  in
                         nonregulated generation facilities. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

                    Salton Sea Minerals Corp. - Owns indirect interest in a zinc recovery project. Incorporated in Delaware.

                    Tongonan  Power  Investment,  Inc.  -  Holds  a  partnership
                         interest   in   Visayas   Geothermal   Power   Company.
                         Incorporated in Philippines.

                    Visayas Geothermal  Power Company - Project  company for the
                         Malitbog project, on the island of Leyte, Philippines. Organized in Philippines.

               b.   Less than  100% but  greater  than 10% owned by  MidAmerican
                    Energy  Holdings   Company  -  (all  of  the  following  are
                    headquartered in Omaha, Nebraska).

                    CE Luzon Geothermal Power Company,  Inc. - Project company for the Mahanagdong project located on the island of Leyte, Philippines. Incorporated in Philippines.

     D.   Inactive Subsidiaries

          American Pacific Finance Company II - Incorporated in California. Arizona Home Services LLC - Organized in Arizona.
          Avonmouth CHP Limited -  Incorporated in England.
          Big Spring Pipeline Company - Incorporated in Texas.
          Bioclean Fuels, Inc. - Incorporated in Delaware.
          CalEnergy BCF, Inc. - Incorporated in Delaware.
          CalEnergy Capital Trust  - Organized in Delaware.
          CalEnergy Capital Trust IV - Organized in Delaware.
          CalEnergy Capital Trust V - Organized in Delaware.
          CalEnergy Capital Trust VI - Organized in Delaware.
          CalEnergy Europe Ltd. - Incorporated in England.
          CalEnergy Imperial Valley Company, Inc. - Incorporated in Delaware. CalEnergy Power Ltd. - Incorporated in England.
          CalEnergy Power Ventures Ltd. - Incorporated in England.
          California Energy Management Company - Incorporated in Delaware. CBE Engineering Co. - Incorporated in California.
          CEABC Co. - Incorporated in Delaware.
          CEXYZ Co. - Incorporated in Delaware.
          CE Administrative Services, Inc. - Incorporated in Delaware.
          CE Argo Energy, Inc. - Incorporated in Delaware.
          CE Argo Power LLC - Organized in Delaware.
          CE Asia Ltd. - Organized in Bermuda.
          CE Bali, Ltd. -  Organized in Bermuda.
          CE Indonesia Geothermal, Inc. -  Incorporated in Delaware.
          CE Indonesia Ltd. - Organized in Bermuda.
          CE Latin America Ltd - Organized in Bermuda.
          CE Obsidian Holding LLC - Organized in Delaware.
          CE Overseas Ltd. - Organized in Bermuda.
          CE Singapore Ltd. - Organized in Bermuda.
          CE/TA LLC - Incorporated in Delaware.
          DCCO Inc. - Incorporated in Minnesota.
          Electricity North East Ltd. - Incorporated in England.
          Electricity North Ltd. - Incorporated in England.
          Gas UK Ltd. - Incorporated in England.
          Gilbert/CBE Indonesia L.L.C. - Organized in Nebraska.
          Gilbert/CBE L. P. - Organized in Nebraska.
          Integrated Utility Services (UK) Ltd. - Incorporated in England. IPP Co. - Incorporated in Delaware.
          IPP Co. LLC - Organized in Delaware.
          InterCoast Sierra Power Company - Incorporated in Delaware. InterCoast Energy Company -. Incorporated in Delaware.
          InterCoast Power Marketing Company - Incorporated in Delaware
          J.P. & A., Inc. - Incorporated in Georgia.
          LW Technical (Northern) Ltd. - Incorporated in England.
          Magma Generating Company I - Incorporated in Nevada.
          Magma Generating Company II - Incorporated in Nevada.
          Magma Geo (GP) - Organized in California.
          MidAmerican Energy Financing I - Incorporated in Delaware. MidAmerican Energy Financing II - Organized as a statutory business trust.
          MidAmerican Energy Funding Corporation - Incorporated in Delaware. Midwest Gas Company - Incorporated in Iowa.
          NEEB Ltd. - Incorporated in England.
          Neptune Power Ltd. - Incorporated in England.
          NorCon Holdings, Inc. - Incorporated in Delaware.

          NorCon Power Partners L.P. - Organized in Delaware.
          Norming Investments B.V. - Incorporated in Netherlands.
          North Eastern Electricity Ltd. - Incorporated in England.
          Northern Aurora, Inc. -  Incorporated in Delaware.
          Northern Aurora Limited - Incorporated in England.
          Northern Cablevision Ltd. - Incorporated in England.
          Northern Cogen Ltd. - Incorporated in England.
          Northern Consolidated Power, Inc. - Incorporated in Delaware. Northern Electric Contracting Ltd. - Incorporated in England. Northern Electric & Gas Distribution Ltd. - Incorporated in England. Northern Electric Generation Limited - Incorporated in England. Northern Electric Power Ltd. - Incorporated in England.
          Northern Electric Share Scheme Trustee Ltd. - Incorporated
            in England.
          Northern Electrics Ltd. - Incorporated in England.
          Northern Electric Telecom Limited - Incorporated in England. Northern Electric (TPL) Holdings Ltd. - Incorporated in England. Northern Electric Transport Limited - Incorporated in England. Northern Energy Distribution Ltd. - Incorporated in England. Northern Power Distribution Ltd. - Incorporated in England.
          Northern Utility Services Limited - Incorporated in England. Northern Utilities Ltd. - Incorporated in England.
          Northern Tracing & Collection Services Limited - Incorporated
            in England.
          NUSL International Ltd. - Incorporated in England.
          Ormoc Cebu Ltd. - Organized in Bermuda.
          Real Estate Referral Network, Inc. - Incorporated in Nebraska. Ryhope Road Developments Ltd - Incorporated in England.
          Seal Sands Network Ltd. - Incorporated in England.
          Slupo I B.V. - Incorporated in Netherlands.
          The Chancellor Group, Inc. - Incorporated in Maryland.
          UK Distribution Limited - Incorporated in England.
          YEDL Limited - Incorporated in England.

2. A brief description of the properties of the claimant and each of its subsidiary public utility companies.

     A.  MidAmerican   Energy  Holdings  Company  is  the  holding  company  for
         MidAmerican   Funding,   LLC  and  various   nonregulated   businesses.
         MidAmerican Energy Holdings Company owns no physical utility property.

         MidAmerican Funding, LLC is the holding company for MHC Inc. and owns no physical utility property.

         MHC Inc. is the direct holding company for MidAmerican Energy Company and various nonregulated businesses. MHC Inc. owns no physical utility property.

     B. MidAmerican Energy Company is a regulated public utility company, incorporated in the State of Iowa. MidAmerican Energy is primarily engaged in the business of generating, transmitting, distributing and selling electric energy and distributing, selling and transporting natural gas. MidAmerican Energy owns intrastate natural gas transmission lines that do not constitute a material portion of the overall distribution system; as such these lines are classified as distribution lines for accounting purposes.

         MidAmerican Energy's utility service territory spans the State of Iowa, serving most of its larger cities as well as areas of Illinois, South Dakota, and Nebraska. MidAmerican provides retail electric service to 681,000 customers in Iowa, Illinois, and South Dakota and retail natural gas service to 660,000 customers in Iowa, Illinois, South Dakota, and Nebraska.

          i.   ELECTRIC OPERATIONS:

               MidAmerican Energy's transmission lines, operating from 161,000 to 345,000 volts, totaled 2,031 circuit miles at December 31, 2002 (1,859 miles are located in Iowa). MidAmerican Energy owned 366 distribution substations (329 are located in Iowa) and 13 transmission substations (12 in Iowa). MidAmerican Energy owned 32 transmission/distribution/generation substations (28 in Iowa) at December 31, 2002.

               MidAmerican Energy owns or connects with electric transmission lines which deliver electric energy at or near the Iowa state border at the following interconnecting points:

               1. 161 kv  interconnection  near Creston,  Iowa with Western Area
                  Power Administration;

               2. 161 kv interconnection near Clarinda, Iowa with Aquila, Inc.;

               3. 345 and 161 kv  interconnections  at Council Bluffs, Iowa with
                  Omaha Public Power District;

               4. 345 and 161 kv interconnections at Sioux City, Iowa with Omaha
                  Public Power District;

               5. 69  kv  interconnection  at  Hamburg,  Iowa  with  Associated
                  Electric Cooperative, Inc.;

               6. 345 kv  interconnections  near Hills,  Iowa and near  Haskins,
                  Iowa with AmerenUE;

               7. 345 kv  interconnection  at Sioux  City,  Iowa  with  Nebraska
                  Public Power District;

               8. 345  kv   interconnection  at  Cooper  Nuclear  Station  near
                  Brownville, Nebraska, with Nebraska Public Power District;

               9. 345 kv  interconnection  near Lakefield  Junction,  Minnesota, with Interstate Power and Light Company;

              10. 345 and 161 kv  interconnections  near Sioux City,  Iowa with
                  Western Area Power Administration;

              11. two 345 kv  interconnections  at  Quad-Cities  Station  near
                  Cordova, Illinois, with Commonwealth Edison Company and Interstate Power Company;

              12. 161  kv  interconnection  near  Galesburg,   Illinois,  with
                  Illinois Power Company; and

              13. 161 kv interconnection  near Camanche,  Iowa, with Interstate
                  Power and Light Company.

               MidAmerican   Energy   owns  or  connects   with  the   following
               transmission lines at or near the Iowa state border in order to serve its electric customers:

               1. two 69 kv transmission lines near McCook Lake, South Dakota;

               2. one 69 kv transmission line near Alcester, South Dakota;

               3. one 161 kv transmission line near Rock Island, Illinois;

               4. one 161 kv transmission line in East Moline, Illinois;

               5. one 69 kv transmission line in or near Port Bryan and Cordova,
                  Illinois;

               6. two 69 kv transmission lines in East Moline, Illinois;

               7. two 69 kv transmission lines in Moline, Illinois; and

               8. one 69 kv transmission line in Rock Island, Illinois.

Electric generating facilities at December 31, 2002 consisted of the following. The net accredited generating capacity, along with the participation purchases and sales, net, and firm purchases and sales, net, are shown for the summer 2002 accreditation. Capability for jointly owned units is indicative of MidAmerican Energy's share of the unit total.

                                                                 Accredited
                                           Percent                Generating
                  Plant                    Ownership    Fuel    Capability (MW)
----------------------------------------   ---------   ------   ---------------

Steam Electric Generating Plants:
  Iowa
    Council Bluffs Energy Center
      Unit No. 1                             100.0       Coal         45
      Unit No. 2                             100.0       Coal         88
      Unit No. 3 (jointly owned)              79.1       Coal        546
    George Neal Station
      Unit No. 1                             100.0       Coal        135
      Unit No. 2                             100.0       Coal        300
      Unit No. 3 (jointly owned)              72.0       Coal        371
      Unit No. 4 (jointly owned)              40.6       Coal        261
      Louisa Unit (jointly owned)             88.0       Coal        616
      Ottumwa Unit (jointly owned)            52.0       Coal        368
      Riverside Station
      Unit No. 3                             100.0       Coal          5
      Unit No. 5                             100.0       Coal        130
                                                                   -----
Total Steam Electric Generating Units                              2,865
                                                                   -----
                                      -18-

                                                                 Accredited
                                           Percent               Generating
                     Plant                 Ownership     Fuel   Capability (MW)
----------------------------------------   ---------   -------- ---------------
Combustion Turbines:
  Iowa
    Coralville-4 units                       100.0     Gas/Oil        64
    Electrifarm-3 units                      100.0     Gas/Oil       200
    Parr-2 units                             100.0     Gas/Oil        32
    Pleasant Hill Energy Center -3 units     100.0         Oil       157
    River Hills Energy Center-8 units        100.0     Gas/Oil       120
    Sycamore Energy Center-2 units           100.0     Gas/Oil       148
  Illinois
    Moline-4 units                           100.0     Gas/Oil        64
                                                                  ------
Total Combustion Turbines                                            785
                                                                  ------

Nuclear:
  Illinois
    Quad-Cities Station
    Unit No. 1 (jointly owned)                25.0     Nuclear       190
    Unit No. 2 (jointly owned)                25.0     Nuclear       219
                                                                   -----
Total Nuclear                                                        409
                                                                   -----

Hydro:
  Illinois
    Moline - 4 units                         100.0     Water           3
                                                                   -----
Total Hydro                                                            3
                                                                   -----

Portable Power Modules - 28 units            100.0     Oil            56
                                                                   -----
Net Accredited Generating Capability                               4,118

Participation Purchases and Sales, Net
     Cordova Energy Company, LLC (1)                                 250
     Nebraska Public Power District (2)                              380
     Participation Purchases and Sales, Net                          (24)
                                                                   -----
  Total Net Accredited Generating Capability                       4,724
                                                                   =====

(1) The amount shown above is MidAmerican Energy's entitlement (50%) of the Cordova Energy Center's net accredited capacity under a purchase power contract extending to May 2004. Cordova Energy Center is owned by Cordova Energy Company, LLC, a subsidiary of MidAmerican Energy Holdings.

(2) The amount shown is capacity purchased under a power purchase agreement contract with the Nebraska Public Power District extending to December 2004.

          ii.  GAS OPERATIONS

               MidAmerican Energy serves customers in Iowa, Illinois, South Dakota, and Nebraska. MidAmerican Energy is responsible for the procurement, transportation, storage and distribution of natural gas. Natural gas is procured from various suppliers and transported by Northern Natural Gas Co., an affiliate of MidAmerican Energy, Natural Gas Pipeline Co. of America, Northern Border Pipeline Company and ANR Pipeline Co. to MidAmerican Energy's service territory. The gas is stored in various storage facilities to manage fluctuation in system demand and seasonal pricing. MidAmerican Energy's highest peak-day delivery was 1,143,026 MMBtus on February 2, 1996.

               Natural gas is distributed through 20,835 miles of distribution mains and services of which 16,254 miles are located in Iowa, 2,086 miles in Illinois, 2,345 miles in South Dakota and 150 miles in Nebraska.

               Other natural gas property owned includes: three liquefied natural gas plants located in Bettendorf, Iowa, Waterloo, Iowa, and Des Moines, Iowa with 132,800 MMBtu maximum daily delivery capacity and two propane-air gas peak shaving plants located in Sioux City, Iowa and Des Moines, Iowa, with a total maximum daily delivery capacity of 59,000 MMBtu.

3. The following information, along with additional data, provides the electric and natural gas data for MidAmerican Energy for the year ended December 31, 2002.


     a. (1) Volumes of kWh of electric energy sold and related revenues (in thousands):

                                                        Revenues
                               Volumes Sold            From Sales
                               ------------            ----------
              Retail            18,506,530             $1,115,106
              Wholesale          8,864,541                215,419
                               -----------             ----------
              Total             27,371,071             $1,330,525
                                ----------             ----------

          (2) Volumes of MMBtu of natural gas distributed and related revenues (in thousands):

                                                        Revenues
                               Volumes Sold            From Sales
                               ------------            ----------
              Retail              80,091                 $538,318
              Wholesale           50,214                  134,237
                                 -------                 --------
              Total              130,305                 $672,555
                                 -------                 --------

     b. (1) Outside of the state of incorporation of exempt holding company, the volumes of kWh of electric energy sold and related revenues at retail in (a) above (in thousands):

                                                    Retail Revenues
                               Volumes Sold            From Sales
                               ------------         ---------------
              Illinois           1,974,332               $116,558
              South Dakota         142,644                  7,938
                                 ---------               --------
              Total              2,116,976               $124,496
                                 ---------               --------

          (2) Outside of the state of incorporation of exempt holding company, the volumes of MMBtu of natural gas sold and related revenues at retail in (a) above (in thousands):

                                                    Retail Revenues
                               Volumes Sold            From Sales
                               ------------         ---------------
              Illinois               7,995              $  50,454
              South Dakota           8,978                 59,170
              Nebraska                 652                  4,382
                                    ------              ---------
              Total                 17,625              $114,006
                                    ------              --------

     c. (1) Outside the state of incorporation of exempt holding company or at the state line, volumes of kWh of electric energy sold at wholesale in (a) above: None

              Outside the state of incorporation of exempt holding company, the volumes of kWh of electric energy sold at wholesale excludes the following sales for resale transactions originating within the state to purchasers outside the state and related revenues (in thousands):


                                                          Revenues
                                Volumes Sold             From Sales
                                ------------             ----------
           Missouri               2,368,721               $51,617
           Minnesota              1,182,545                33,255
           Connecticut            1,107,802                31,298
           South Dakota             258,047                 6,689
           Nebraska                 255,600                 5,625
           North Dakota             253,968                 5,954
           Texas                    234,865                 4,705
           Oklahoma                 177,963                 2,465
           Maryland                 134,068                 3,467
           Illinois                 145,767                 4,103
           Kansas                   118,685                 2,365
           Florida                   87,492                 2,592
           Canada                    86,261                 1,866
           Idaho                     83,662                 2,321
           Pennsylvania              15,200                   529
           Michigan                  12,441                   284
           Ohio                       8,217                   284
           Colorado                   6,652                   155
           Massachusetts              6,385                   120
           Georgia                    6,006                   119
           Tennessee                  2,352                    42
           New York                   1,600                    47
           New Mexico                 1,000                    26
           Wisconsin                    985                    18
           Indiana                      800                    13
                                  ---------              --------
           Total                  6,557,084              $159,959
                                  ---------              --------

          (2) Outside of the state of incorporation of exempt holding company, the volumes of MMBtu of natural gas sales for resale transactions and related revenues at wholesale in (a) above (in thousands):

                                                          Revenues
                                 Volumes Sold            From Sales
                                 ------------            ----------
           Illinois                  19,031              $ 62,862
           Kansas                     4,893                10,883
           Texas                      4,283                16,659
           Oklahoma                   2,289                 7,368
           Michigan                   1,965                 5,872
           Minnesota                    486                 1,260
           Alberta, Canada               17                    56
           Louisiana                     14                    34
                                    -------              --------
           Total                     32,978              $104,994
                                    -------              --------

     d. (1) Number of kWh of electric energy purchased outside of the state of incorporation, or at the state line (in thousands):

              Nebraska                    3,248,026
              Illinois                    1,268,670
              Missouri                      796,197
              Texas                         256,675
              Minnesota                     202,470
              Ohio                          157,600
              South Dakota                   53,103
              Connecticut                    50,467
              Pennsylvania                   39,200
              North Dakota                   33,385
              Florida                        17,220
              Canada                         15,645
              Idaho                          11,640
              Kansas                         11,429
              Oklahoma                        6,513
              Maryland                        4,452
              Georgia                         4,250
              New York                        3,200
              Michigan                        1,855
              Wisconsin                       1,527
                                          ---------
              Total                       6,183,524
                                          ---------

          (2) Number of MMBtu of natural gas purchased outside of the state of incorporation, or at the state line:

               Kansas                    25,403,536
               Texas                     12,259,861
               Oklahoma                   7,840,798
               Minnesota                  3,519,034
               Illinois                   2,456,837
               Nebraska                   2,156,827
               Michigan                   1,232,473
               Louisiana                    429,744
               New Mexico                   170,276
               South Dakota                 129,734
               Alabama                        8,108
                                         ----------
               Total                     55,607,228
                                         ----------

     e.   Additional Data:

          (1)  Electric operating revenues (dollars in thousands):

               Iowa                     88.8%         $1,201,066
               Outside of Iowa          11.2%            152,150
                                       -----          ----------
               Total                   100.0%         $1,353,216
                                       -----          ----------

          (2)  Natural gas operating revenues (dollars in thousands):

               Iowa                     78.5%           $546,175
               Outside of Iowa          21.5%            149,624
                                       -----            --------
               Total                   100.0%           $695,799
                                       -----            --------

          (3)  Total average electric customers:

               Iowa                     87.1%            589,659
               Outside of Iowa          12.9%             87,079
                                       -----             -------
               Total                   100.0%            676,738
                                       -----             -------

          (4)  Total average natural gas customers:

              Iowa                      78.5%            513,264
              Outside of Iowa           21.5%            140,865
                                       -----             -------
              Total                    100.0%            654,129

          (5)  Net utility plant- electric (dollars in thousands):

              Iowa                      89.4%         $2,072,529
              Outside of Iowa           10.6%            244,599
                                       -----          ----------
              Total                    100.0%         $2,317,128

          (6)  Net utility plant- gas (dollars in thousands):

              Iowa                      77.3%           $393,396
              Outside of Iowa           22.7%            115,552
                                       -----            --------
              Total                    100.0%           $508,948
                                       ------           --------

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company.

     a. Name, location, business address and description of the facilities used by the EWG or foreign utility company:

         (1)  Name:              CE Casecnan Water and Energy Company, Inc.
              Location:          On the Island of Luzon, Philippines
              Business Address:  24th Floor, 6750 Building
                                 6750 Ayala Avenue
                                 Makati, Metro Manila, Philippines

              Description:

              This facility consists of a multipurpose irrigation and hydroelectric power facility with a rated capacity of approximately 150 MW, consisting of two Francis-type turbines, located on the island of Luzon in the Republic of the Philippines. CE Casecnan Water and Energy Company sells the full energy output of the facility to the Philippine National Irrigation Administration ("NIA"). NIA in turn sells the energy to the National Power Corporation ("NAPOCOR"). NIA, at its own cost and expense, caused NAPOCOR to construct, install, connect and maintain the required transmission line between the facility's powerhouse and NAPOCOR's Luzon grid.

         (2)  Name:              CE Cebu Geothermal Power Company, Inc.
              Location:          On the Island of Leyte, Philippines
              Business Address:  24th Floor, 6750 Building
                                 6750 Ayala Avenue
                                 Makati, Metro Manila, Philippines

              Description:

              This facility consists of four geothermal combined cycle units, with an aggregate rated capacity of 199 MW (each consisting of a back pressure turbine and three binary turbo-chargers and associated generators and two binary turbo-chargers and associated generators). The facilities are located on the Island of Leyte, Republic of the Philippines. CE Cebu sells the full energy output of the facilities to
               the  Philippine   National   Oil   Company-Energy    Development
               Corporation ("PNOC-EDC"). PNOC-EDC in turn sells the energy to the National Power Corporation ("NAPOCOR") which delivers power from the facilities to the island of Cebu by means of its own transmission facilities.


         (3)  Name:              CE Luzon Geothermal Power Company, Inc.
              Location:          On the Island of Leyte, Philippines
              Business Address:  24th Floor, 6750 Building
                                 6750 Ayala Avenue
                                 Makati, Metro Manila, Philippines

              Description:

              This facility consists of two geothermal power plants on two adjacent sites, Mahanagdong A and Mahanagdong B, with an aggregate rated capacity of approximately 165 gross MW. Mahanagdong A consists of two 60 MW turbine/generators powered by geothermal steam and Mahanagdong B consists of one 60 MW turbine/generator powered by geothermal steam. The facilities are located on the island of Leyte in the Republic of the Philippines. CE Luzon sells the full energy output of the facilities to The Philippine National Oil Company-Energy Development Company ("PNOC-EDC").
              PNOC-EDC in turn sells the energy to the National Power Corporation ("NAPOCOR") which delivers power to the island of Luzon by means of its own transmission facilities.

         (4)  Name:              Northern Electric Distribution Limited
              Location:          Newcastle, England
              Business Address:  Carliol House
                                 Market Street
                                 Newcastle upon Tyne
                                 NE1 6NE    England
              Description:

              Northern Electric is the holder of an England distribution license for the distribution of electricity in the North East of England.

         (5)  Name:              Yorkshire Electricity Distribution plc
              Location:          Newcastle, England
              Business Address:  Carliol House
                                 Market Street
                                 Newcastle upon Tyne
                                 NE1 6NE England
              Description:

              Yorkshire Electricity is the holder of an England distribution license for the distribution of electricity in Yorkshire, England.

         (6)  Name:              Visayas Geothermal Power Company
              Location:          On the Island of Leyte, Philippines
              Business Address:  24th Floor, 6750 Building
                                 6750 Ayala Avenue
                                 Makati, Metro Manila, Philippines
              Description:

              These facilities consist of three generating units, with an aggregate rated capacity of 216 MW, located on the island of Leyte in the Republic of the Philippines. Each generating unit consists of one turbine/generator set. VGPC sells the full energy output of the facilities to the Philippine National Oil Company-Energy Development Corporation ("PNOC-EDC"). PNOC-EDC in turn sells the energy to the National Power Corporation ("NAPOCOR") which delivers power from one of the power plant's units to the island of Cebu and the power from the other two units of the power plant to the island of Luzon, in each case by means of its own transmission facilities.

         (7)  Name:             Cordova Energy  Company,  LLC
              Location:         Cordova,  Illinois
              Business Address: 24712 192 Ave. N
                                Cordova, Illinois 61242
              Description:

              This facility consists of a 537 MW gas-fired power plant in the Quad Cities, Illinois area. Cordova Energy has entered into a power purchase agreement with a unit of El Paso Energy Corporation ("El Paso") in which El Paso will purchase all of the capacity and energy from the project until December 31, 2019. Cordova Energy has exercised an option under the El Paso Power Purchase Agreement to callback 50% of the project output for sales to others for the contract years ending on or prior to May 14, 2004. Cordova Energy subsequently entered into a power purchase agreement with MidAmerican Energy Company whereby MidAmerican Energy will purchase 50% of the capacity and energy from the Cordova Project until May 14, 2004.

     b. Name of each system company that holds an interest in such EWG or foreign utility company:

          (1)  CalEnergy Investments C.V.
          (2)  CalEnergy Pacific Holdings Corporation
          (3)  CalEnergy UK Inc.
          (4)  CE Casecnan Ltd.
          (5)  CE Casecnan Water & Energy  Company, Inc.
          (6)  CE Cebu Geothermal Power Company, Inc.
          (7)  CE Electric (NY), Inc.
          (8)  CE Electric Inc.
          (9)  CE Electric UK Funding Company
         (10)  CE Electric UK Holdings
         (11)  CE Electric UK Ltd.
         (12)  CE International Investments, Inc.
         (13)  CE Luzon Geothermal Power Company, Inc.
         (14)  CE Mahanagdong Ltd.
         (15)  CE Mahanagdong II, Inc.
         (16)  CE Philippines Ltd.
         (17)  CE Philippines II, Inc.
         (18)  CE Power Inc.
         (19)  Cordova Energy Company, LLC
         (20)  Cordova Funding Corporation
         (21)  Magma Netherlands B.V.
         (22)  MidAmerican Energy Holdings Company
         (23)  Northern Electric Distribution Limited
         (24)  Northern Electric plc
         (25)  Quad Cities Energy Company
         (26)  Tongonan Power Investments, Inc.
         (27)  Visayas Geothermal Power Company
         (28)  Yorkshire Electricity Group plc
         (29)  Yorkshire Holdings plc
         (30)  Yorkshire Power Group Limited

     c. Type and amount of capital invested, directly or indirectly, or any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company (in thousands):

          (1)  CE Casecnan Water and Energy Company, Inc.

               Stockholders' equity                          $151,921
               Debt                                           $84,605

          (2)  CE Cebu Geothermal Power Company Inc.

               Stockholders' equity                           $70,396
               Debt                                                $0

          (3)  CE Luzon Geothermal Power Company Inc.

               Stockholders' equity                           $70,281
               Debt                                                $0

          (4)  Northern Electric Distribution Limited

               Stockholders' equity                          $440,274
               Debt                                                $0

          (5)  Yorkshire Electricity Distribution plc

               Stockholders' equity                          $457,678
               Debt                                                $0

          (6)  Visayas Geothermal Power Company

               Partners capital                               $81,692
               Debt                                                $0

          (7)  Cordova Energy Company, LLC

               Stockholders' Equity                           $48,998
               Debt                                                $0

     d. Capitalization and earnings of the EWG or foreign utility company during the reporting period (in thousands):

          (1)  CE Casecnan Water and Energy Company, Inc.

               Capitalization                                $524,452
               Earnings                                       $44,956

          (2)  CE Cebu Geothermal Power Company Inc.

               Capitalization                                $138,453
               Earnings                                        $6,395

          (3)  CE Luzon Geothermal Power Company Inc.

               Capitalization                                $189,209
               Earnings                                       $27,984

          (4)  Northern Electric Distribution Limited

               Capitalization                                $759,247
               Earnings                                       $92,548

          (5)  Yorkshire Electricity Distribution plc

               Capitalization                                $775,813
               Earnings                                      $107,879

          (6)  Visayas Geothermal Power Company

               Capitalization                                $145,258
               Earnings                                       $36,733

          (7)  Cordova Energy Company, LLC

               Capitalization                                $272,760
               Earnings                                          $342

     e. Identify any service, sales or construction contracts between the EWG or foreign utility company and a system company:

          MidAmerican Energy has an agreement with Cordova Energy Company LLC, an indirect subsidiary of MidAmerican Energy Holdings, to purchase electric capacity and energy from a gas-fired combined cycle generation plant which started commercial operation in June 2001. The agreement, which terminates in May 2004, provides for MidAmerican Energy to purchase up to 50% of the net capacity of the plant and to supply the fuel stock required to generate the energy purchased.

Exhibit A

     Exhibit A-1, pages 1 through 9, shows unaudited consolidating statements of income, consolidating balance sheets and consolidating statements of retained earnings (surplus) of MidAmerican Energy Holdings Company and its subsidiaries as of and for the year ended December 31, 2002.

     Exhibit A-2, pages 1 through 18, shows unaudited consolidating statements of income, consolidating balance sheets and consolidating statements of retained earnings (surplus) of MidAmerican Funding, LLC and its subsidiaries (including MHC Inc.) as of and for the year ended December 31, 2002.

     Exhibit A-3, pages 1 through 15, shows unaudited consolidating statements of income, consolidating balance sheets and consolidating statements of retained earnings (surplus) of CE Electric UK Funding Company and its subsidiaries as of and for the year ended December 31, 2002.

     Exhibit A-4, pages 1 through 4, shows unaudited consolidating statements of income, consolidating balance sheets and consolidating statements of retained earnings (surplus) of KR Holding, LLC and its subsidiaries as of and for the year ended December 31, 2002.

     Exhibit A-5, pages 1 through 4, shows unaudited consolidating statements of income, consolidating balance sheets and consolidating statements of retained earnings (surplus) of NNGC Acquisition, LLC and its subsidiaries as of and for the year ended December 31, 2002.

     Exhibit A-6, pages 1 through 36, shows unaudited consolidating statements of income, consolidating balance sheets and consolidating statements of retained earnings (surplus) of HomeServices of America, Inc and its subsidiaries as of and for the year ended December 31, 2002.

     Exhibit A-7, pages 1 through 3, shows unaudited consolidating statements of income, consolidating balance sheets and consolidating statements of retained earnings (surplus) of MidAmerican Energy Holdings Company's domestic subsidiaries as of and for the year ended December 31, 2002.

     Exhibit A-8, pages 1 through 6, shows unaudited consolidating statements of income, consolidating balance sheets and consolidating statements of retained earnings (surplus) of MidAmerican Energy Holdings Company's Philippine subsidiaries as of and for the year ended December 31, 2002.

     Exhibit A-9 lists the remaining active subsidiaries that are not included in the consolidating statements of income or balance sheets and retained earnings on Exhibits A-1 through A-8.

     Exhibit A is filed confidentially pursuant to Rule 104 under the Public Utility Holding Company Act of 1935, as amended.


Exhibit B

     A listing showing foreign utility companies and exempt wholesale generators owned by claimants.

Each of the above named claimants has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2003.


                               MidAmerican Energy Holdings Company




                               By     /s/  Patrick J. Goodman
                                   --------------------------
                                   Patrick J. Goodman
                                   Senior Vice President and
                                     Chief Financial Officer

Attest:



/s/  Paul J. Leighton
-----------------------------------------
Paul J. Leighton
Vice President, Assistant General Counsel
  And Assistant Corporate Secretary


All notices and correspondence concerning this statement should be addressed to:


Paul J. Leighton
Assistant General Counsel
MidAmerican Energy Holdings Company
P.O. Box 657
Des Moines, IA  50303-0657

                       MIDAMERICAN ENERGY HOLDINGS COMPANY
                                   FORM U-3A-2
                                    EXHIBIT B


1. CE Power Inc, CE Electric Inc. and CalEnergy UK Inc. (each 100% owned by MidAmerican Energy Holdings Company "MEHC"))

     A. CE Electric UK Funding Company (35% owned by CE Power Inc., 35% owned by CE Electric Inc. and 30% owned by CalEnergy UK Inc.)

          I. CE Electric UK Holdings (100% owned by CE Electric UK Funding Company)

               a.   CE Electric UK Ltd. (100% owned by CE Electric UK Holdings)

          I.   Northern Electric plc (100% owned by CE Electric UK Ltd.)

               a.   Northern  Electric   Distribution  Limited  (100%  owned  by
                    Northern Electric plc) (FUCO) II. Yorkshire Power Group Limited (100% owned by CE Electric UK Ltd.)

               a. Yorkshire Holdings plc (100% owned by Yorkshire Power Group Limited) I. Yorkshire Electricity Group plc (100% owned by Yorkshire Holdings plc) (FUCO)

2.   CE International Investments Inc. (100% owned by MEHC)

     A.   CE Philippines Ltd. (100% owned by CE International Investments Inc.)

          I.   CE Philippines II, Inc. (100% owned by CE Philippines Ltd.)

          a.   CE  Cebu  Geothermal   Power  Company  Inc.  (100%  owned  by  CE
               Philippines II, Inc.) (FUCO)

     B.   CE Mahanagdong Ltd. (100% owned by CE International Investments Inc.)

          I.   CE Mahanagdong II, Inc. (100% owned by CE Mahanagdong Ltd.)

          a. CE Luzon Geothermal Power Company, Inc. (92% owned by CE Mahanagdong II, Inc.) (FUCO)

     C. CE Casecnan Ltd (49% owned by CE International Investments Inc. and 51% owned by CalEnergy Pacific Holdings Corp.)

          I. CE Casecnan Water and Energy Company, Inc. (100% owned by CE Casecnan Ltd.) (FUCO) (1)

3.   CalEnergy Pacific Holdings Corp. (100% owned by MEHC) See 2.C.

4.   Tongonan Power Investment, Inc. (100% owned by MEHC)

     A.   Visayas   Geothermal   Power  Company  (1%  owned  by  Tongonan  Power
          Investment, Inc. and 99% owned by Magma Netherlands B.V.) (FUCO)

5.   CalEnergy  Investments C.V. (90% owned by MEHC and 10% owned by CE Electric
     (NY), Inc.) A. Magma Netherlands B.V. (100% owned by CalEnergy Investments C.V.) See 4.A.

6.   CE Electric (NY), Inc. (100% owned by MEHC)

     A. CalEnergy Investments C.V. (10% owned by CE Electric (NY), Inc. and 90% owned by MEHC) See 5.A.

7.   Cordova Funding Corp. (100% owned by MEHC)

     A. Quad Cities Energy Company (.1% owned by Cordova Funding Corp. and 99.9% owned by MEHC)

          I. Cordova Energy Company LLC (100% owned by Quad Cities Energy Company) (EWG)

8. Quad Cities Energy Company (99.9% owned by MEHC and .1% owned by Cordova Funding Corp.) See 7.A.1.

     (1) Ownership interest increased to 100% effective from commencement of commercial operations pursuant to the share ownership adjustment mechanism in the CE Casecnan Water and Energy Company, Inc. shareholder agreement.

          See items 1(B) and 1(C) of U-3A-2 for a listing of additional subsidiaries of MEHC.

                                      -30-